                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




FORM 11-K



[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

         For the fiscal year ended December 31, 2001

         Commission File Number 1-5725

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Quanex Corporation 401 (k) Savings Plan for Hourly Employees


         B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Quanex Corporation
                  1900 West Loop South, Suite 1500
                  Houston, TX 77027

                          INDEPENDENT AUDITORS' REPORT


The Benefits Committee
Quanex Corporation
Houston, Texas

Re: Quanex Corporation 401(k) Savings Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the Quanex Corporation 401(k) Savings Plan for Hourly Employees ("the Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of investments as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE, LLP
--------------------------
DELOITTE & TOUCHE, LLP

Houston, Texas
June 19, 2002

                               QUANEX CORPORATION
           QUANEX CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                              DECEMBER 31,
                                                       ---------------------------
                                                           2001           2000
                                                       ------------   ------------
Assets:
              Investments at fair value (see Note C)   $ 22,676,174   $ 22,264,190

              Participant loans                           1,031,673        930,540

              Employee contributions receivable              76,459         80,335
              Employer contributions receivable              66,366         74,884
                                                       ------------   ------------
                                                            142,825        155,219
                                                       ------------   ------------

Net assets available for benefits                      $ 23,850,672   $ 23,349,949
                                                       ============   ============




                       See notes to financial statements.

                               QUANEX CORPORATION
           QUANEX CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS


                                                                       DECEMBER 31,
                                                               ----------------------------
                                                                   2001            2000
                                                               ------------    ------------
Investment income:
              Interest and dividends                           $    584,092    $  1,746,101
              Net appreciation  (depreciation) in fair value
                of investments (see Note C)                      (1,773,034)     (1,699,342)
                                                               ------------    ------------
                                                                 (1,188,942)         46,759
                                                               ------------    ------------

Contributions:
              Employer (net of forfeitures)                         875,698         873,415
              Employee                                              991,054       1,050,475
                                                               ------------    ------------
                                                                  1,866,752       1,923,890
                                                               ------------    ------------

Interest on participant loans                                        83,773          68,620
                                                               ------------    ------------
                   Total additions                                  761,583       2,039,269
                                                               ------------    ------------

Benefit payments                                                  1,873,626         361,834
Administrative fees (see Note D)                                      3,986           3,440
                                                               ------------    ------------
                   Total deductions                               1,877,612         365,274
                                                               ------------    ------------

Transfers of plan assets (see Note G)                             1,616,752         (94,851)
                                                               ------------    ------------

Increase in net assets available
  for benefits                                                      500,723       1,579,144

Net assets available for benefits:
              Beginning of year                                  23,349,949      21,770,805
                                                               ------------    ------------
              End of year                                      $ 23,850,672    $ 23,349,949
                                                               ============    ============



                       See notes to financial statements.

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                             EIN: 38-1872178; PN 016

                               QUANEX CORPORATION
           QUANEX CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                                DECEMBER 31, 2001

                                                              Shares/                       Current
                                                             Par Value         Cost          Value
                                                            ------------   ------------   ------------
* Fidelity Puritan Fund                                           16,811   $    313,213   $    297,045
* Fidelity Magellan Fund                                          38,591      3,964,022      4,021,966
* Fidelity Contrafund                                             48,848      2,315,125      2,089,242
* Fidelity Growth & Income Fund                                  107,509      3,798,727      4,018,693
* Fidelity Independence Fund                                     114,831      2,469,000      1,810,889
* Fidelity Overseas Fund                                           7,512        262,480        205,966
* Fidelity Balanced Fund                                         109,258      1,643,176      1,627,945
* Fidelity Blue Chip Fund                                         14,728        750,929        632,414
* Fidelity Asset Manager Fund                                      8,251        149,854        127,886
* Fidelity Low-Priced Stock Fund                                   6,290        154,221        172,478
* Fidelity Government Money Market Fund                        4,059,124      4,059,124      4,059,124
  Templeton Foreign Fund                                          30,626        306,169        283,292
  Neuberger & Berman Partners Trust Fund                           1,515         25,634         24,274
                                                                           ------------   ------------
              Total Mutual Fund Assets                                       20,211,674     19,371,214

* Quanex Corporation unitized common stock                        60,991        572,672        807,516
* Fidelity Common/Commingled trust                             2,497,444      2,497,444      2,497,444
  Participant loans (bearing interest rates from
     7.85% to 9.50%, maturing within five to seven years)                       930,540      1,031,673
                                                                           ------------   ------------
              Total Investments                                            $ 24,212,330   $ 23,707,847
                                                                           ============   ============



* Party-in-Interest

                               QUANEX CORPORATION
                    401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2001 AND 2000



A.       DESCRIPTION OF THE PLAN

         The following description of the Quanex Corporation 401(k) Savings Plan for Hourly Employees (the "Plan"), formerly the Nichols 401(k) Savings Plan for Hourly Employees, provides only general information. Participants should refer to the Plan document for more complete information.

         (1) General. The Plan, sponsored by Quanex Corporation (the "Company") was established on October 1, 1987 and was amended and restated effective January 1, 1998. The Plan is a defined contribution plan, which covers substantially all union hourly employees of the Davenport, Iowa; Decatur, Alabama; and Hamel, Minnesota facilities. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Fidelity Management Trust Company ("Fidelity" or the "Trustee") holds the assets of the Plan in trust. The Benefits Committee (the "Committee"), appointed by the Company's Board of Directors, serves as the Plan administrator.

                  Effective July 1, 2001, the union employees of Temroc Metals, Inc. became participants of the Plan.

         (2) Contributions. Participants may elect to reduce the current level of their compensation from 1% to 15% by contributing on a pre-tax basis as defined by the Plan agreement. Participants may also contribute in half percentages. Company contributions are made based on a percentage of the employee's compensation for each individual with at least one year of service.

         (3) Participant Accounts. Each participant's account is credited with the participant's contribution, the employer's contribution, and the participant's pro rata share of investment earnings. Investment earnings allocations are based on individual participant account balances as of the end of the period in which the income is earned.

         (4) Vesting. Participants are immediately vested in their contributions and earnings thereon. Vesting in the employer contribution is based on years of credited service. A participant is 20% vested for each year of credited service and fully vested after five years. If a participant terminates employment prior to becoming fully vested, the nonvested portion of the employer contributions are immediately forfeited by the participant and utilized to reduce future employer contributions.

         (5) Payment of Benefits. The Plan is intended for long-term savings but provides for early withdrawals and loan arrangements under certain conditions. Upon termination of service, a participant may elect to receive a lump-sum distribution equal to the total amount of vested benefits in his or her account. Terminated participants with account balances of less than $5,000 will automatically receive a lump sum distribution.

         (6) Loans. Loans may be granted to a participant of the Plan at the Committee's discretion. Loan terms range up to five years or seven years if used for the purchase of a primary residence. The loans bear a reasonable rate of interest established by the Committee. Interest on the loan is allocated to the borrower's participant account.

B.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         (2) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price. The recorded value of the common/commingled trust is at face value, which is fair value.

         (3) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

         (4) Administrative Expenses. The Company pays all administrative expenses of the Plan, except for loan set up and carrying fees, and redemption fees imposed on certain Fidelity funds.

         (5)      Payment of Benefits. Benefit payments are recorded when paid.

C.       INVESTMENTS

         The following are investments that represent 5 percent or more of the Plan's net assets.


                                           December 31, 2001         December 31, 2000
                                          Shares       Amount       Shares       Amount
                                        ----------   ----------   ----------   ----------
Fidelity Magellan Fund                      38,591   $4,021,966       30,541   $3,643,557
Fidelity Contrafund                         48,848    2,089,242       43,742    2,150,778
Fidelity Growth and Income Fund            107,509    4,018,693       97,426    4,101,643
Fidelity Independence Fund                 114,831    1,810,889      138,806    3,055,120
Fidelity Balanced Fund                     109,258    1,627,945       63,940      971,244
Fidelity Government Money Market Fund    4,059,124    4,059,124    3,725,625    3,725,625
Quanex unitized common stock                60,991      807,516      208,504    2,005,813
Common / Commingled Trust                2,497,444    2,497,444    1,087,328    1,087,328

         During the years ended December 31, 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in value as follows:

                                   2001            2000
                               ------------    ------------
Mutual funds                   $ (2,253,298)   $ (1,678,080)
Quanex unitized common stock        480,264         (21,262)
                               ------------    ------------
                               $ (1,773,034)   $ (1,699,342)
                               ============    ============

D.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $3,986 and $3,440 for the years ended December 31, 2001 and 2000, respectively. In addition, the Plan invests in shares of Quanex Corporation unitized common stock. Quanex Corporation is the Plan sponsor as defined by the Plan and, therefore, these transactions also qualify as party-in-interest transactions. As of December 31, 2001 and 2000, the value of Quanex Corporation unitized common stock held by the Plan was $807,516 and $2,005,813, respectively.

E.       PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of Plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

F.       FEDERAL INCOME TAX STATUS

         The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service. The Plan has received a favorable letter of tax determination dated June 18, 1993. As such, the Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and, as a result, is exempt from federal income tax under
         Section 501(a) of the Code. The Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

G.       TRANSFER OF ASSETS

         Account balances and participant loans of $183,855 and $(94,851) were transferred between the Plan and the Quanex Corporation 401(k) Savings Plan in plan years 2001 and 2000, respectively.

         The assets of the Temroc Metals, Inc. Bargaining Unit Employees' 401(k) Plan, totaling $1,432,897, were transferred to the Plan on July 2, 2001.

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                       Quanex Corporation 401 (k) Savings Plan
                                       for Hourly Employees



Date: June 28, 2002                    /s/ Viren M. Parikh
                                       -------------------
                                       Viren M. Parikh, Benefits Committee

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER                  DESCRIPTION
-------                 -----------
23.1                    Independent Auditor's Consent